Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Thirty-Six Weeks Ended
	May 10, 2014	May 4, 2013
Earnings:
Income before income taxes	$1,081,939	$1,012,359
Fixed charges	174,597	178,281
Less: Capitalized interest	(670)	(810)

Adjusted earnings	$1,255,866	$1,189,830

Fixed charges:
Gross interest expense	$115,275	$120,573
Amortization of debt origination fees	4,895	5,857
Interest portion of rent expense	54,427	51,851

Fixed charges	$174,597	$178,281

Ratio of earnings to fixed charges	7.2	6.7

	Fiscal Year Ended August
	2013 (53 weeks)	2012 (52 weeks)	2011 (52 weeks)	2010 (52 weeks)	2009 (52 weeks)
Earnings:
Income before income taxes	$1,587,683	$1,452,986	$1,324,246	$1,160,505	$1,033,746
Fixed charges	265,108	250,056	240,329	223,608	204,017
Less: Capitalized interest	(1,303)	(1,245)	(1,059)	(1,093)	(1,301)

Adjusted earnings	$1,851,488	$1,701,797	$1,563,516	$1,383,020	$1,236,462

Fixed charges:
Gross interest expense	$180,085	$170,481	$164,712	$156,135	$143,860
Amortization of debt origination fees	8,239	8,066	8,962	6,495	3,644
Interest portion of rent expense	76,784	71,509	66,655	60,978	56,513

Fixed charges	$265,108	$250,056	$240,329	$223,608	$204,017

Ratio of earnings to fixed charges	7.0	6.8	6.5	6.2	6.1

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